September 19, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: CUTERA Inc
Form 10-K for the fiscal year ended December 31, 2023
Filed May 10, 2024
Form 8-K filed March 21, 2024
File No. 000-50644

Ladies and Gentlemen:

Set forth below are the responses of Cutera, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2024 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on May 10, 2024, and the Company’s Form 8-K initially filed with the Commission on March 21, 2024, respectively (collectively, the “Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed March 21, 2024

Exhibit 99.1

1.We note your presentation of Adjusted operating income that includes an adjustment to exclude retention plan costs for fiscal year 2023 and for the subsequent quarterly periods in fiscal year 2024. Please tell us how you determined that the retention plan costs are not normal operating costs and are consistent with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. As part of your response, tell us how these retention costs differ from other compensation paid to your employees, including the material terms of the payments and whether any additional services are required to be provided by the employees above and beyond their normal employment.

San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“Question 100.01”). The Company also respectfully advises the Staff that it is aware that supplemental payments (e.g., retention bonuses, transaction bonuses, etc.) are often more properly characterized as normal operating costs when no additional services are required to be provided by the employees above and beyond their normal employment. However, in light of the unique circumstances that led to the implementation of the retention plan, its size (both in terms of the number and type of employees), as well as resulting costs, the Company respectfully advises the Staff that it believes it is appropriate to adjust for such retention plan costs under Question 100.01, which, due to their nature, are not normal cash operating expenses necessary to operate the Company’s business.

The Company advises the Staff that the Company’s retention plan was not adopted in the normal, ordinary course of its business. The retention plan was not an ordinary course retention plan only for a handful of key employees in connection with a particular transaction (e.g., stay through an acquisition). Nor was it equivalent to a routine sign-on bonus retention plan entered into with key employees at the time of their employment (e.g., stay for a minimum employment period). The Company’s retention plan was a critical component of the Company’s attempts to retain personnel, during a time of significant upheaval at the Company driven by unique circumstances.

As previously disclosed in its filings with the Commission, in April 2023, the Company terminated its Chief Executive Officer for “cause” and in May 2023, its Chief Financial Officer resigned. The Company also made several changes at the Board of Director level, including removing the Executive Chairman. These significant management changes and the resulting litigation brought against the Company resulted in many of its employees being approached by recruitment agencies and directly by its competitors. In short, the Company found itself confronted with unique, out-of-the ordinary course, unusual facts and circumstances, and needed to respond to the events it was facing. In aggregate, and in response to non-routine threats, the Company signed 81 retention agreements with individual employees in April and May of 2023, or roughly 15% of its workforce, providing for an original aggregate total of $11.4 million in retention payments, or approximately 22% of its 2023 consolidated payroll expense.

The pay out of the retention agreement totals is as follows:
July 1, 2023 25%
January 1, 2024 20%
April 1, 2024 30%
October 1, 2024 25%

The payments are made on the above dates contingent to the employees being employed as of these payment dates. The retention plan agreements do not include any additional services requirements but do require that the employee continue to be employed by the Company [on and through] the applicable payment date. While the payments are spread over the retention period, this is designed to minimize the cash burn and better ensure continuity of service by the affected employees over the retention period. The Company
San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com

respectfully submits that the retention plan itself, both in size and scope, as well as the unique facts that led to its adoption are non-recurring in nature. Therefore, the Company further submits that it is appropriate to exclude these expenses in the Company’s presentation of adjusted operating income, and that such presentation is consistent with Question 100.01.

2.As previously requested in our letter dated November 4, 2022, please remove the characterization of your separation costs or any other types of costs as non-recurring unless such costs have not occurred in multiple periods and are not reasonably likely to recur within two years. Refer to Rule 100(b) of Regulation G and Question 102.03 of the C&DIs on Non-GAAP Financial Measures.

RESPONSE: Below is our proposed revised discussion regarding the nature of these costs that we will include in our future filings under the heading Use of Non-GAAP Financial Measures and under the sub-heading Executive and other non-recurring severance costs.

Text per 8-K filed March 21, 2024:

Use of Non-GAAP Financial Measures

In this press release, to supplement the Company’s condensed consolidated financial statements presented in accordance with Generally Accepted Accounting Principles, or GAAP, management has disclosed certain non-GAAP financial measures for gross margin, gross margin rate, and operating income. Non-GAAP adjustments include depreciation and amortization including contract acquisition costs, stock-based compensation, enterprise resource planning (“ERP”) implementation costs, certain legal and litigation costs, executive and other non-recurring severance costs, retention plan costs, expenses related to manufacturing agreement termination, and Board of Director legal and advisory fees. From time to time in the future, there may be other items that the Company may exclude if the Company believes that doing so is consistent with the goal of providing useful information to investors and management. The Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release to the most directly comparable GAAP financial measure.

The Company defines non-GAAP financial measure, also commonly known as adjusted EBITDA, as operating income before depreciation and amortization, stock-based compensation, ERP implementation costs, costs related to certain litigation, executive and non-recurring severance costs, retention plan costs, expenses related to manufacturing agreement termination, and legal and advisory fees related to litigation and shareholder activism.

Company management uses non-GAAP measures as aids in monitoring the Company’s ongoing financial performance from quarter to quarter, and year to year, and for benchmarking against other similar companies. Non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. These
San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com

non-GAAP financial measures should be considered along with, but not as alternatives to, the operating performance measure as prescribed by GAAP. Non-GAAP financial measures for the statement of operations and net income per share exclude the following

Executive and other non-recurring severance costs. The Company has excluded costs associated with restructuring activities and the separation of its officers and other executives in calculating its non-GAAP operating expenses and non-GAAP Operating Income. The Company has excluded restructuring costs because a restructuring represents a discrete event that signifies a change in the Company’s strategy, but its costs are not indicative of the ongoing financial performance of the business. The Company excludes executive separation costs because executive separations are unpredictable and not part of the Company’s business strategy but could have a significant impact on the results of operation.

Proposed text in subsequent filings:

Use of Non-GAAP Financial Measures

In this press release, to supplement the Company’s condensed consolidated financial statements presented in accordance with Generally Accepted Accounting Principles, or GAAP, management has disclosed certain non-GAAP financial measures for gross margin, gross margin rate, and income or loss from operations. Non-GAAP adjustments include depreciation and amortization including contract acquisition costs, stock-based compensation, enterprise resource planning (“ERP”) implementation costs, certain legal and litigation costs, costs associated with restructuring activities and the separation of its officers and other executives, retention plan costs, gain on termination of a distribution agreement, and certain other adjustments. From time to time in the future, there may be other items that the Company may exclude if the Company believes that doing so is consistent with the goal of providing useful information to investors and management. The Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release to the most directly comparable GAAP financial measure.

The Company defines non-GAAP financial measure, also commonly known as adjusted EBITDA, as operating income before depreciation and amortization, stock-based compensation, ERP implementation costs, certain legal and litigation costs, severance, retention plan costs, gain on early termination of distribution agreement, and other adjustments.

Company management uses non-GAAP measures as aids in monitoring the Company’s ongoing financial performance from quarter to quarter, and year to year, and for benchmarking against other similar companies. Non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. These non-GAAP financial measures should be considered along with, but not as alternatives to, the operating performance measure as prescribed by GAAP. Non-GAAP financial measures for the statement of operations and net income per share exclude the following:

San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com

Severance. The Company has excluded costs associated with restructuring activities and the separation of its officers and other executives in calculating its non-GAAP operating expenses and non-GAAP Operating Income. The Company has excluded restructuring costs because a restructuring represents a discrete event that signifies a change in the Company’s strategy, but its costs are not indicative of the ongoing financial performance of the business. The Company excludes executive separation costs because executive separations are unpredictable and not part of the Company’s business strategy but could have a significant impact on the results of operation;

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (669) 400-6534.

Very truly yours,

CUTERA, INC.

By: /s/ Stuart Drummond
Name: Stuart Drummond
Title: Interim Chief Financial Officer

San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com